UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

         -----------------------------------------------

                          SCHEDULE 13D

                       (Amendment No. 66)

            Under the Securities Exchange Act of 1934

                        MIDWAY GAMES INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           598-148-104
                         (CUSIP Number)

                       Sumner M. Redstone
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                        July 26, 2004
     (Date of Event which Requires Filing of this Statement)


   ----------------------------------------------------------

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 598-148-104            Schedule 13D/A
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(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
-----------------------------------------------------------------
                    SUMNER M. REDSTONE
                    S.S. No.
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(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
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/  / (b)
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(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)      PF
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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
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(6)  Citizenship or Place of Organization   United States
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Number of           (7)  Sole Voting Power          52,401,495**
  Shares                                    ---------------------
Beneficially        (8)  Shared Voting Power         6,024,971*
 Owned by                                    --------------------
   Each             (9)  Sole Dispositive Power     52,401,495**
Reporting                                       -----------------
Person With         (10) Shared Dispositive Power    6,024,971*
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    58,426,466*
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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(13) Percent of Class Represented by Amount in Row (11) 85.65
                                                       PERCENT
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(14) Type of Reporting Person (See Instructions)      IN

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*Includes shares owned by National Amusements, Inc.
** Does not include 17,500 shares owned by Mr. Sumner Redstone's wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.

CUSIP No. 598-148-104
                         Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NATIONAL AMUSEMENTS, INC.
-----------------------------------------------------------------
                    I.R.S No.  04-2261332
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(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
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/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Sources of Funds (See Instructions)
-----------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items
2(d) or 2(e).
-----------------------------------------------------------------

(6)  Citizenship or Place of Organization               Maryland
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Number of           (7)  Sole Voting Power          0
  Shares                                    ---------------------
Beneficially        (8)  Shared Voting Power        6,024,971
Owned by                                      -------------------
   Each             (9)  Sole Dispositive Power     0
Reporting                                        ----------------
Person With         (10) Shared Dispositive Power   6,024,971
                                               ------------------
-----------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    6,024,971
-----------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-----------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)   8.83
						       PERCENT
-----------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)      CO

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Item 1.   SECURITY AND ISSUER.

          This Amendment No. 66 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.01 par value per share (the "Common Shares"), of Midway Games Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 2704 West Roscoe Street, Chicago, IL 60618.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	The purchases of Common Shares by Mr. Sumner M. Redstone have been made by using his personal funds as well as through margin and cash accounts at Bear Stearns.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

   (a) NAI is currently the beneficial owner, with shared dispositive and voting power, of 6,024,971 Common Shares, or approximately 8.83 PERCENT, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of May 6, 2004).

   (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and voting power, of 52,401,495 Common Shares,or approximately 76.81 PERCENT, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of May 6, 2004). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 6,024,971 Common Shares of the issued and outstanding Common Shares of the Issuer, for a total of 58,426,466 Common Shares, or approximately 85.65 PERCENT of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of May 6, 2004).

    (c) Transactions effected since the filing of the Statement on Schedule 13D Amendment No. 65 filed with the SEC on
        July 22, 2004:
        All the following transactions were executed by Bear Stearns, New York, N.Y.

	DATE	   NO.SHARES      PRICE
	7/22/2004	33,500	10.33
	7/22/2004	23,000	10.95
	7/22/2004	18,300	10.45
	7/22/2004	17,600	10.35
	7/22/2004	13,900	10.46
	7/22/2004	13,000	10.40
	7/22/2004	12,500	10.56
	7/22/2004	12,200	10.58
	7/22/2004	11,400	10.60
	7/22/2004	11,100	10.50
	7/22/2004	10,800	10.39
	7/22/2004	10,700	10.41
	7/22/2004	8,800	10.59
	7/22/2004	8,300	10.55
	7/22/2004	8,000	10.57
	7/22/2004	7,500	10.48
	7/22/2004	6,500	10.31
	7/22/2004	6,500	10.38
	7/22/2004	5,700	10.44
	7/22/2004	5,400	10.54
	7/22/2004	5,000	10.70
	7/22/2004	4,800	10.37
	7/22/2004	4,700	10.51
	7/22/2004	4,600	10.42
	7/22/2004	4,000	10.43
	7/22/2004	4,000	10.96
	7/22/2004	3,700	10.72
	7/22/2004	3,500	10.53
	7/22/2004	3,200	10.36
	7/22/2004	3,200	10.71
	7/22/2004	3,100	10.74
	7/22/2004	3,000	10.47
	7/22/2004	2,600	10.52
	7/22/2004	2,600	10.69
	7/22/2004	2,200	10.49
	7/22/2004	2,200	10.67
	7/22/2004	2,000	10.30
	7/22/2004	2,000	10.34
	7/22/2004	2,000	10.62
	7/22/2004	2,000	10.80
	7/22/2004	1,800	10.66
	7/22/2004	1,800	10.68
	7/22/2004	1,500	10.63
	7/22/2004	1,400	10.75
	7/22/2004	1,300	10.64
	7/22/2004	1,200	10.65
	7/22/2004	1,000	10.25
	7/22/2004	1,000	10.28
	7/22/2004	1,000	10.32
	7/23/2004	40,100	11.20
	7/23/2004	34,000	10.94
	7/23/2004	22,300	11.26
	7/23/2004	19,900	11.27
	7/23/2004	19,500	11.49
	7/23/2004	15,600	11.06
	7/23/2004	13,200	11.25
	7/23/2004	11,900	11.00
	7/23/2004	10,300	11.32
	7/23/2004	10,200	11.33
	7/23/2004	9,300	11.43
	7/23/2004	9,000	11.35
	7/23/2004	6,900	11.30
	7/23/2004	6,500	11.02
	7/23/2004	6,500	11.34
	7/23/2004	6,000	11.45
	7/23/2004	5,900	10.95
	7/23/2004	5,200	11.18
	7/23/2004	5,200	11.44
	7/23/2004	5,100	11.23
	7/23/2004	5,100	11.28
	7/23/2004	4,400	11.15
	7/23/2004	4,300	11.21
	7/23/2004	4,000	11.31
	7/23/2004	3,500	11.07
	7/23/2004	3,500	11.24
	7/23/2004	3,000	11.09
	7/23/2004	3,000	11.19
	7/23/2004	3,000	11.29
	7/23/2004	3,000	11.40
	7/23/2004	2,800	11.10
	7/23/2004	2,700	11.22
	7/23/2004	2,500	11.04
	7/23/2004	2,400	11.01
	7/23/2004	2,300	10.85
	7/23/2004	1,900	11.05
	7/23/2004	1,500	11.16
	7/23/2004	1,000	11.03
	7/23/2004	900	10.98
	7/23/2004	800	11.08
	7/23/2004	600	11.13
	7/23/2004	500	11.12
	7/23/2004	500	11.14
	7/23/2004	500	11.17
	7/23/2004	500	11.42
	7/23/2004	300	10.91
	7/23/2004	100	10.99
	7/26/2004	30,000	11.79
	7/26/2004	17,700	11.25
	7/26/2004	17,400	11.24
	7/26/2004	16,300	11.15
	7/26/2004	16,200	11.16
	7/26/2004	14,400	10.99
	7/26/2004	12,000	11.22
	7/26/2004	11,700	11.12
	7/26/2004	11,000	10.85
	7/26/2004	10,600	10.90
	7/26/2004	9,400	11.20
	7/26/2004	9,400	11.23
	7/26/2004	9,100	11.19
	7/26/2004	9,000	11.26
	7/26/2004	8,700	11.10
	7/26/2004	8,600	10.81
	7/26/2004	8,000	11.18
	7/26/2004	7,500	11.32
	7/26/2004	6,700	11.09
	7/26/2004	6,000	11.13
	7/26/2004	6,000	11.28
	7/26/2004	5,900	11.06
	7/26/2004	5,600	11.05
	7/26/2004	5,400	11.31
	7/26/2004	5,000	11.14
	7/26/2004	4,700	11.69
	7/26/2004	4,500	11.50
	7/26/2004	4,200	11.08
	7/26/2004	4,000	11.30
	7/26/2004	4,000	11.49
	7/26/2004	3,500	10.82
	7/26/2004	3,500	10.88
	7/26/2004	3,400	11.07
	7/26/2004	3,200	10.92
	7/26/2004	3,100	11.00
	7/26/2004	3,000	11.02
	7/26/2004	3,000	11.11
	7/26/2004	3,000	11.27
	7/26/2004	2,500	11.29
	7/26/2004	2,500	11.51
	7/26/2004	2,300	10.91
	7/26/2004	2,000	10.80
	7/26/2004	2,000	11.01
	7/26/2004	2,000	11.56
	7/26/2004	1,500	10.94
	7/26/2004	1,500	10.96
	7/26/2004	1,500	11.04
	7/26/2004	1,500	11.34
	7/26/2004	1,300	10.87
	7/26/2004	1,300	11.66
	7/26/2004	1,000	10.89
	7/26/2004	1,000	10.93
	7/26/2004	1,000	10.97
	7/26/2004	1,000	10.98
	7/26/2004	1,000	11.03
	7/26/2004	1,000	11.17
	7/26/2004	1,000	11.63
	7/26/2004	1,000	11.68
	7/26/2004	500	10.95
	7/27/2004	56,500	11.00
	7/27/2004	31,200	11.09
	7/27/2004	21,100	11.02
	7/27/2004	19,000	11.10
	7/27/2004	17,500	10.90
	7/27/2004	15,600	11.05
	7/27/2004	14,000	11.03
	7/27/2004	12,400	10.85
	7/27/2004	12,000	10.93
	7/27/2004	10,900	10.99
	7/27/2004	10,000	10.96
	7/27/2004	9,200	11.01
	7/27/2004	9,100	10.94
	7/27/2004	8,000	10.87
	7/27/2004	7,500	10.83
	7/27/2004	7,500	10.91
	7/27/2004	7,500	11.50
	7/27/2004	7,200	10.95
	7/27/2004	7,000	11.04
	7/27/2004	6,500	10.92
	7/27/2004	6,500	10.98
	7/27/2004	6,500	11.08
	7/27/2004	6,100	10.86
	7/27/2004	6,000	10.82
	7/27/2004	5,100	10.88
	7/27/2004	3,600	10.97
	7/27/2004	3,500	11.06
	7/27/2004	3,500	11.52
	7/27/2004	3,000	10.89
	7/27/2004	2,300	11.07
	7/27/2004	2,000	10.81
	7/27/2004	1,500	10.79
	7/27/2004	1,100	11.12
	7/27/2004	1,000	10.80
	7/27/2004	1,000	11.11
	7/27/2004	1,000	11.13
	7/27/2004	1,000	11.15
	7/27/2004	500	11.14



Item 7.   MATERIAL TO BE FILED AS EXHIBITS

     A joint filing agreement between Mr. Sumner M. Redstone and National Amusements, Inc. is attached hereto as Exhibit 1.





                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.




July 28, 2004                       /s/ Sumner M. Redstone
                                   ----------------------
                                   Sumner M. Redstone,
                                   Individually


                                   National Amusements, Inc.


                                   By:  /s/ Sumner M. Redstone
                                   ---------------------------
                                   Name: Sumner M. Redstone,
                                   Title:Chairman and Chief
                                         Executive Officer



                         TABLE OF EXHIBITS
                         -----------------

EXHIBIT             DESCRIPTION
-------             -----------
   1                Joint Filing Agreement




                           EXHIBIT 1
                           ---------


                     JOINT FILING AGREEMENT

          The undersigned hereby agree that the Statement on
          Schedule 13D, dated April 15, 1998 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of Midway Games Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 30th day of July, 2002.


                         NATIONAL AMUSEMENTS, INC.


                         By: /s/ Sumner M. Redstone
                             ----------------------
                              Sumner M. Redstone
                              Chairman and
                              Chief Executive Officer


                         By: /s/ Sumner M. Redstone
                             ----------------------
                              Sumner M. Redstone
                               Individually